FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024
Commission File Number:  001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is the Notice of Annual Meeting of Shareholders and Proxy Statement of OceanPal Inc. (the “Company”), which was mailed to shareholders of the Company on or around April 2, 2024.
Attached to this Report on Form 6-K as Exhibit 99.2 is the Proxy Card of the Company, which was mailed to shareholders of the Company on or around April 2, 2024.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961 and 333-273073) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023 and July 14, 2023, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: April 3, 2024
	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer

Exhibit 99.1

April 2, 2024
TO THE SHAREHOLDERS OF OCEANPAL INC.
Enclosed is a Notice of the Annual Meeting of Shareholders (the “Meeting”) of OceanPal Inc. (the “Company”) which will be held on May 17, 2024 at 8:00 a.m. Eastern Standard Time. The Meeting will be held in a virtual format only via the Internet at www.virtualshareholdermeeting.com/OP2024. You will not be able to attend the Meeting physically.
At the Meeting, holders of shares of common stock, par value $0.01 per share (the “Common Shares”) and shares of Series B Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”) and shares of Series E Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock” together with the Series B Preferred Stock, the “Preferred Shares”) of the Company (the “Shareholders”) will consider and vote upon the following proposals:
1.	To elect two Class III Directors (the “Management Director Nominees”) to serve until the 2027 annual meeting of shareholders (“Company Proposal One”);
2.
To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Company Proposal Two” and together with Company Proposal One, the “Company Proposals”);

3.
To vote on the proposal of Sphinx Investment Corp., a company controlled by George Economou and a shareholder of the Company (the “Dissident Shareholder”), seeking to elect two shareholder director nominees to serve as Class III Directors (“Dissident Shareholder Nominees” and such proposal, “Dissident Shareholder Proposal Three”);

4.
To vote on an advisory and non-binding declassification proposal of the Dissident Shareholder to have the Company’s board of directors (the “Board”) be declassified prior to the Company’s 2025 annual meeting of shareholders (“Dissident Shareholder Proposal Four”);

5.
To vote on advisory and non-binding proposals of the Dissident Shareholder for the resignation of certain directors from the Board (“Dissident Shareholder Proposal Five” and together with Dissident Shareholder Proposal Three and Dissident Shareholder Proposal Four, the “Dissident Proposals”); and

6.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Adoption of each of Company Proposal One and Dissident Shareholder Proposal Three requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy. Adoption of each of Company Proposal Two, Dissident Shareholder Proposal Four and Dissident Shareholder Proposal Five requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.

PROTECT YOUR INVESTMENT VOTE “AGAINST” ANY OF THE DISSIDENT SHAREHOLDER NOMINEES AND EACH OF THE DISSIDENT PROPOSALS

On December 15, 2023 and, as amended, on January 5, 2024, the Dissident Shareholder notified the Company of its intention to set forth various proposals at the Meeting. These proposals include: (i) a nomination proposal that proposes to nominate two director nominees, (ii) an advisory and non-binding declassification proposal to have the Board be declassified prior to the Company’s 2025 annual meeting of shareholders, and (iii) five advisory, “no confidence” and non-binding proposals requesting the resignation of five current Company Board members (all three proposals forming the “Dissident Proposals”).
Our Board thoroughly evaluated all Dissident Proposals and has unanimously determined that none of them are in the best interests of the Company and its shareholders.

Vote “FOR” the Management Director Nominees and Company Proposal Two on the WHITE Proxy Card Today

As Shareholders you control the Company's future, so it is essential that you vote “FOR” all Management Director Nominees and Company Proposal Two described in the accompanying Proxy Statement, using only the WHITE proxy card.
Shareholders who hold their shares in the name of a bank, broker or other nominee should follow the instructions provided by such bank, broker or nominee when voting their shares. Shareholders who hold their shares in the name of a bank, broker or other nominee and wish to attend and vote virtually at the Meeting must obtain a valid, “legal” proxy from such bank, broker or nominee that holds their shares.
If you have already voted using the Dissident Shareholder’s proxy card, you have every right to change your vote and revoke your prior proxy by signing and dating the enclosed WHITE proxy card and returning it in the envelope provided, which does not require postage if mailed in the United States. Only the latest dated proxy you submit will be counted.
If you virtually attend the Meeting, you may revoke your proxy and vote your shares in person.
I thank you for your continued support as we take the right path forward to value creation for all Shareholders.

YOU MAY RECEIVE FORMS OF PROXIES AND OTHER MATERIALS FROM THE DISSIDENT SHAREHOLDER SEEKING YOUR VOTE FOR THE DISSIDENT PROPOSALS. THE BOARD URGES YOU NOT TO RETURN ANY PROXY CARD SENT TO YOU BY THE DISSIDENT SHAREHOLDER. THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF IOANNIS ZAFIRAKIS AND NIKOLAOS VERAROS AS THE COMPANY’S NOMINEES AND “FOR” THE COMPANY PROPOSAL TWO ON THE ACCOMPANYING WHITE PROXY CARD.
WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE WHITE PROXY CARD TO BE MAILED TO YOU ON OR ABOUT APRIL 2, 2024, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN THE PROXY HOLDER’S DISCRETION. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. YOUR VOTE IS EXTREMELY IMPORTANT THIS YEAR IN LIGHT OF THE POTENTIAL PROXY CONTEST BEING CONDUCTED BY THE DISSIDENT SHAREHOLDER.
Very truly yours,

Robert Perri Chief Executive Officer

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
Tel:  + 30-210-9485-360, Fax: + 30-210-9401-810
e-mail: rperri@oceanpal.com – www.oceanpal.com

OCEANPAL INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 2, 2024
NOTICE IS HEREBY given that the Annual Meeting of the holders of shares of common stock, par value $0.01 per share (the “Common Shares”) (such holders, the “Shareholders”) of OceanPal Inc. (the “Company”) will be held on May 17, 2024 at 8:00 a.m. Eastern Standard Time (the “Meeting”). The Meeting will be conducted completely as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/OP2024.  The Meeting will be held for the following purposes which are more fully set forth in the accompanying Proxy Statement:
1.	Company Proposal: To elect two Class III Directors (the “Management Director Nominees”) to serve until the 2027 annual meeting of shareholders (“Company Proposal One”).
Recommendation: The Board unanimously recommends you vote “FOR” each of the Management Director Nominees.
2.
Company Proposal: To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Company Proposal Two” and together with Company Proposal One, the “Company Proposals”).

Recommendation: The Board unanimously recommends you vote “FOR” Company Proposal Two.
3.
Dissident Shareholder Proposal: To vote on the proposal of Sphinx Investment Corp., a company controlled by George Economou and a shareholder of the Company (the “Dissident Shareholder”), seeking to elect two shareholder director nominees to serve as Class III Directors (“Dissident Shareholder Proposal Three”).

Recommendation: The Board unanimously recommends you vote “AGAINST” Dissident Shareholder Proposal Three.
4.
Dissident Shareholder Proposal: To vote on an advisory and non-binding declassification proposal of the Dissident Shareholder to have the Board be declassified prior to the Company’s 2025 annual meeting of shareholders (“Dissident Shareholder Proposal Four”).

Recommendation: The Board unanimously recommends you vote “AGAINST” Dissident Shareholder Proposal Four.
5.
Dissident Shareholder Proposal: To vote on advisory and non-binding proposals for the resignation of certain directors from the Board (“Dissident Shareholder Proposal Five” and together with Dissident Shareholder Proposal Three and Dissident Shareholder Proposal Four, the “Dissident Proposals”).

Recommendation: The Board unanimously recommends you vote “AGAINST” Dissident Shareholder Proposal Five.

6.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated, the WHITE proxy cards solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.
The Board has fixed the close of business on March 28, 2024 as the record date for the determination of the Shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED WHITE PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED WHITE PROXY CARD RETURNED AND NOT COMPLETED WILL BE VOTED IN THE PROXY HOLDER’S DISCRETION. YOUR VOTE IS EXTREMELY IMPORTANT THIS YEAR IN LIGHT OF THE POTENTIAL PROXY CONTEST BEING CONDUCTED BY THE DISSIDENT SHAREHOLDER.
If you have already voted using the Dissident Shareholder’s proxy card, you have every right to change your vote and revoke your prior proxy by signing and dating the enclosed WHITE proxy card and returning it in the envelope provided, which does not require postage if mailed in the United States. Only the latest dated proxy you submit will be counted.
Shareholders will need to provide the control number included with the Notice of Annual Meeting of Shareholders or on the proxy card in order to be able to participate in the Meeting. Shareholders may log into the virtual meeting platform beginning at 7:45 a.m. Eastern Standard Time, on May 17, 2024.
If you have any questions about the Meeting or how to vote or revoke your proxy, you should contact our proxy solicitor:
Okapi Partners
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Shareholders may call toll-free (from the U.S. and Canada): 1-877-285-5990
International shareholders may call: +44 20 3417 3284
Banks and brokers (call collect): +1-212-297-0720

BY ORDER OF THE BOARD OF DIRECTORS

Margarita Veniou
Secretary

April 2, 2024
Athens, Greece
YOUR VOTE IS IMPORTANT
You may designate proxies to vote your shares by mailing the enclosed WHITE proxy card. Please review the instructions in the proxy statement and on your WHITE proxy card regarding voting.

OCEANPAL INC.
PENDELIS 26, 175 64 PALAIO FALIRO,
ATHENS, GREECE
______________________

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 17, 2024
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed WHITE proxy card is solicited on behalf of the board of directors (the “Board”) of OceanPal Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of holders of shares of common stock of the Company (the “Shareholders”) to be held virtually on May 17, 2024 at 8:00 a.m. Eastern Standard Time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to the Shareholders of the Company who are entitled to vote at the Meeting as of April 2, 2024.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 28, 2024 (the “Record Date”), the Company had outstanding 7,451,977 shares of common stock, par value $0.01 per share (the “Common Shares”), 500,000 shares of Series B Preferred Stock, par value $0.01 per share and 1,200 shares of Series E Preferred Stock, par value $0.01 per share (the “Preferred Shares”).  Each Shareholder of record at the close of business on the Record Date is entitled to (i) one vote for each Common Share then held, (ii) up to 2,000 votes for each share of Series B Preferred Stock, provided however, that the aggregate number of votes that may be cast by all shares of Series B Preferred Stock  in the aggregate shall not exceed 34% of the total votes entitled to vote at the Meeting, and (iii) up to 25,000 votes for each share of Series E Preferred Stock, provided however, that the aggregate number of votes that may be cast by all shares of Series E Preferred Stock in the aggregate shall not exceed 15% of the total votes entitled to vote at the Meeting. One or more Shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted in the proxy holder’s discretion.
The Common Shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “OP.”

PROXIES; REVOCABILITY OF PROXIES
Shareholders may deliver proxies pursuant to the voting instructions contained on the WHITE proxy card by marking the WHITE proxy card appropriately, executing it in the space provided, dating it and returning it in the envelope provided, which does not require postage if mailed in the United States.
To vote by mail, please sign and date your WHITE proxy card and return it in the enclosed envelope as soon as possible to ensure that your WHITE proxy card is timely submitted.
If you received more than one WHITE proxy card, it means that you hold shares in more than one account. Please sign and return all WHITE proxy cards to ensure that all your shares are voted at the Meeting.
Additionally, please note that the Dissident Shareholder has nominated two candidates for election as directors at the Meeting and has submitted two proposals. You may receive proxy solicitation materials from the Dissident Shareholder, including an opposition proxy statement and a proxy card. The Board unanimously recommends that you disregard and do not return any proxy card you receive from the Dissident Shareholder.
If you have already voted using the Dissident Shareholder’s proxy card, you have every right to change your vote and revoke your prior proxy by signing and dating the enclosed WHITE proxy card and returning it in the envelope provided, which does not require postage if mailed in the United States. Only the latest dated proxy you submit will be counted.
A Shareholder giving a proxy may revoke it at any time before it is exercised. In addition to submitting a later-dated proxy card, a proxy card may also be revoked by filing with the Secretary of the Company at the Company’s corporate office, Pendelis 26, 175 64 Palaio Faliro, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person ( by participating through the virtual meeting website).
 If you hold your shares in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or nominee in revoking your previously granted proxy.
EFFECT OF ABSTENSIONS
Abstentions are counted as shares that are present for the purpose of determining the presence of a quorum, but are not counted as votes cast for or against any matter submitted to the shareholders for a vote.
BROKER NON-VOTES
When a matter to be voted on at a shareholders’ meeting is the subject of a contested solicitation, brokers, banks, trustees and nominees do not have discretion to vote your shares on that matter, to the extent they have provided you with the opposition party’s proxy materials. Because the Dissident Shareholder submitted a notice of its intent to nominate candidates for election as directors and may file a proxy statement regarding the same, the Meeting is expected to be the subject of a contested solicitation and therefore if you hold your shares in street name and you do not provide your broker, bank, trustee or nominee who holds such shares of record with specific instructions regarding how to vote on any proposal to be voted on at the Meeting, your broker may not be permitted to vote your shares on the proposal(s) for which you have not given instructions (i.e., a “broker non-vote”).

Please note that to be sure your vote is counted on all of the proposals to be considered at the Meeting, including the election of directors, you should instruct your broker, bank, trustee or nominee how to vote your shares. If you do not provide voting instructions, votes may not be cast on your behalf with respect to those proposals.
Broker non-votes will be counted for the purpose of determining the presence or absence of a quorum, but will not be counted for the purpose of determining the number of votes cast on any proposal.
We encourage you to provide instructions to your brokerage firm by voting your WHITE proxy card. This ensures that your shares will be voted at the Meeting.

PROPOSAL ONE

ELECTION OF COMPANY DIRECTORS
The Company currently has seven directors divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three‑year term and until such director’s successor is elected and has qualified. Accordingly, the Board has nominated Ioannis Zafirakis and Nikolaos Veraros, each a current Class III Director, for re-election as directors whose term will expire at the 2027 annual meeting of shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “FOR” the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company’s Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Ioannis Zafirakis	52	Class III Director
Nikolaos Veraros	53	Class III Director

Ioannis Zafirakis has served as a Director of the Company since April 2021. He has also served as the Company's President, Secretary and Interim Chief Financial Officer from November 2021 to April 2023. Mr. Zafirakis is also member of the Executive Committee of the Company. He has served as a Director of Diana Shipping Inc. from February 2005 and as Chief Financial Officer (Interim Chief Financial Officer until February 2021) and Treasurer of Diana Shipping Inc. since February 2020 and he is also the Chief Strategy Officer of Diana Shipping Inc. Mr. Zafirakis is also member of the Executive Committee of Diana Shipping Inc. Mr. Zafirakis has held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis is the Chief Financial Officer of Diana Shipping Services S.A., where he also serves as Director and Treasurer. From June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held a number of positions in finance and accounting. From January 2010 to February 2020 he also served as Director and Secretary of Performance Shipping Inc., where he held various executive positions such as Chief Operating Officer and Chief Strategy Officer. Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. In 2024, Mr. Zafirakis attended and completed the Advanced Management Programme at INSEAD Business School in Singapore. Mr. Zafirakis has also obtained a certificate in “Blockchain Economics: An Introduction to Cryptocurrencies” from Panteion University of Social and Political Sciences in Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from University of Wales in Cardiff.

Nikolaos Veraros, CFA, has served as a Director of the Company since November 29, 2021. Mr. Veraros is the Chairperson of the Audit Committee of the Company. Mr. Veraros has served as financial consultant to various shipping companies. He has over 20 years of experience in shipping finance. He was also employed as a senior equity analyst by National Bank of Greece. Mr. Veraros is a Chartered Financial Analyst (CFA), a Certified Market Maker for Derivatives in the Athens Stock Exchange, and a Certified Analyst from the Hellenic Capital Market Commission. He is currently Adjunct Lecturer of shipping finance and economics at King's College, London and ALBA, Athens. Mr. Veraros received his bachelor's degree in business administration from the Athens University of Economics and Business, from which he graduated as valedictorian, and his MBA degree from the William E. Simon Graduate School of Business Administration at the University of Rochester, USA.
Audit Committee. The Company’s Board has established an Audit Committee, composed of two members, which is responsible for reviewing the Company’s accounting controls, recommending to the Board the engagement of the Company’s independent auditors, and pre-approving audit, non-audit or non-assurance and audit-related services and fees. Each member is an independent director. The members of the Audit Committee are Mr. Nikolaos Veraros (Chairman and financial expert) and Mr. Alexios Chrysochoidis (member and financial expert). As the Company is a foreign private issuer, it is exempt from the corporate governance rules of Nasdaq, other than the Audit Committee requirement.
Required Vote. Adoption of Company Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
The Board unanimously recommends a vote “FOR” the proposed directors on the WHITE proxy card. Unless revoked as provided above, properly executed WHITE proxy cards received by management will be voted in favor of the proposed directors unless a contrary vote is specified.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024.
Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote. Adoption of Company Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.
The Board unanimously recommends a vote “FOR” approval of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the independent auditors of the Company for the fiscal year ending December 31, 2024 on the WHITE proxy card. Unless revoked as provided above, properly executed WHITE proxy cards received by management will be voted in favor of such approval unless a contrary vote is specified.

DISSIDENT SHAREHOLDER PROPOSAL THREE

NOMINATION AND ELECTION OF TWO SHAREHOLDER DIRECTOR NOMINEES
In accordance with the Company’s Bylaws, the Dissident Shareholder submitted to the Company a formal notice of its decision to propose the nominations of, and to nominate, Mr. Ioannis (John) Liveris and Mr. Georgios Kokkodis (each, a “Dissident Shareholder Nominee” and collectively, the “Dissident Shareholder Nominees”) for election to the Board of the Company as Class III directors at the Meeting.  In the event that either of the Dissident Shareholder Nominees is elected to the Board at the Meeting, then such Dissident Shareholder Nominee(s) shall serve on the Board with a term expiring at the 2027 annual meeting of shareholders.

Position Statement of the Board of Directors:

The Board currently consists of a highly qualified, experienced and diverse group of directors who are well-versed in the Company’s business. Our Board carefully evaluated both of the Dissident Shareholder Nominees and unanimously determined on the unanimous recommendation that nominating either one of them to the Board would not be in the best interests of the Company and its shareholders. As part of its review process, our Board has carefully considered and vetted director questionnaires from each of the Dissident Shareholder Nominees and unanimously determined that neither of the Dissident Shareholder Nominees provides any additional skill sets, qualifications or experience that is not already well represented on the Board.

After careful evaluation and consideration, the Board has unanimously determined that the election of the Dissident Shareholder Nominees is not in the best interests of the Company and our shareholders and unanimously recommends that Shareholders approve the Company Directors set forth in Company Proposal One above.

Required Vote. Adoption of Dissident Shareholder Proposal Three requires the affirmative vote of a plurality of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.

DISSIDENT SHAREHOLDER PROPOSAL FOUR

SHAREHOLDER ADVISORY AND NON-BINDING BOARD DECLASSIFICATION PROPOSAL

The Dissident Shareholder recommends, on an advisory and non-binding basis, that the Company take all necessary steps to eliminate the classification of the Board in advance of the Company’s 2025 annual meeting of shareholders, such that the terms of all Board members shall expire at the Company’s 2025 annual meeting of shareholders, and all directors elected at and after the Company’s 2025 annual meeting of shareholders will be elected on an annual basis.

Position Statement of the Board of Directors:

The Board is comprised of highly qualified individuals that are committed to the Company’s long-term success. The Board believes that the current classified board structure continues to provide the Company and its shareholders with important benefits, including strengthening the independence of the Board and providing stability and continuity of management. Electing Board members to three-year terms enhances the independence of non-executive management Board members by providing them with a longer term of office. This longer term provides additional independence from management and from special interest groups, such as the Dissident Shareholder that proposed a declassification proposal, which may have an agenda contrary to the long-term interests of all shareholders. Independent Board members are able to make decisions that are in the best interests of Company shareholders. The classified board prevents a complete turnover of the Board, and a corresponding radical change in direction, in any one year.

The Board believes that, as a matter of good corporate governance, the Company should retain its classified board.

After careful evaluation and consideration, the Board has unanimously determined that the proposed amendments as formulated by the Dissident Shareholder Proposal Four are not in the best interests of the Company and our shareholders.

Required Vote. Adoption of Dissident Shareholder Proposal Four requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.

DISSIDENT SHAREHOLDER PROPOSAL FIVE

SHAREHOLDER ADVISORY AND NON-BINDING PROPOSALS REQUESTING THE RESIGNATION OF CERTAIN DIRECTORS

The Dissident Shareholder is requesting, on an advisory and non-binding basis, the resignation of Semiramis Paliou, Styliani Alexandra Sougioultzoglou, Alexios Chrysochoidis, Eleftherios Papatrifon and Grigorios-Filippos Psaltis.

Position Statement of the Board of Directors:

Our Board is composed of diverse and highly qualified directors, bringing together unique and complementary skillsets to successfully oversee the Company’s strategic plan. Our Board remains committed to our strong governance practices and actions it believes will be able to most effectively enhance shareholder value.

Our Board members are active, engaged and open-minded with respect to value-creation opportunities. The Board will continue to take actions it believes are in the best interests of the Company and all of its shareholders.

After careful evaluation and consideration, the Board has unanimously determined that the Dissident Shareholder Proposal Five is not in the best interests of the Company and our shareholders.

Required Vote: Adoption of Dissident Shareholder Proposal Five requires the affirmative vote of a majority of the votes cast at the Meeting, either in person (by participating through the virtual meeting website) or by proxy.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitations will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners
1212 Avenue of the Americas, 17th Floor
New York, New York 10036
Shareholders may call toll-free (from the U.S. and Canada): 1-877-285-5990
International shareholders may call: +44 20 3417 3284
Banks and brokers (call collect): +1-212-297-0720

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Directors

Margarita Veniou
Secretary

April 2, 2024
Athens, Greece

Exhibit 99.2

OCEANPAL Inc.

**SCAN TO**
**VIEW MATERIALS & VOTE**

**VOTE BY INTERNET**
*Before The Meeting* - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

*During The Meeting* - Go to **www.virtualshareholdermeeting.com/OP2024**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V44593-Z87488 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS WHITE PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**OCEANPAL INC.**

**The Board of Directors recommends you vote FOR the following:**

| | For All | Withhold All | For All Except | To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below. |
|---|---|---|---|---|
| 1. To elect two Class III Directors to serve until the 2027 annual meeting of shareholders; | ☐ | ☐ | ☐ | ______________________ |

**Nominees:**

01) Ioannis Zafirakis
02) Nikolaos Veraros

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|